Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: ABN AMRO Holding N.V.
Commission File Number: 001-14624
Date: October 4, 2007
Important Information
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.
In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes the U.S. offer document, and Fortis, RBS and Santander (collectively, the “Banks”) have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Forward-Looking Statements
This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is an advertisement that was placed in The Wall Street Journal on October 4, 2007:
Offer by
RFS Holdings B.V.
for all the issued and outstanding depository receipts
representing convertible financing preference shares,
nominal value of €0.56 per share, in the capital of
ABN AMRO Holding N.V.
RFS Holdings B.V. (“RFS Holdings”), a company formed by an affiliate of Fortis N.V. and Fortis SA/NV, The Royal Bank of Scotland Group plc and an affiliate of Banco Santander, S.A. (collectively, the “Banks”), hereby notifies the holders of the depository receipts representing convertible financing preference shares, nominal value €0.56 per share (each a “Depository Receipt” and collectively, the “Depository Receipts”), of ABN AMRO Holding N.V. (“ABN AMRO”), that RFS Holdings is making an offer (the “Offer”) to purchase all of the issued and outstanding Depository Receipts, at a price of €0.59 in cash per Depository Receipt, upon the terms and subject to the conditions set forth in the information letter dated October 4, 2007 (the “Information Letter”), which is available on the internet at http://www.consortiumbid.com and can also be obtained free of charge by contacting the Dutch exchange agent, Fortis Bank (Nederland) N.V. at Rokin 55, 1012 KK Amsterdam, The Netherlands, or at +31 20 527 24 67, or by contacting the global information agent, D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, NY 10005, or at 1 (800) 848-2998 (toll-free number).
THE OFFER WILL EXPIRE AT 15:00 AMSTERDAM TIME (9:00 AM NEW YORK CITY TIME)
ON TUESDAY, OCTOBER 30, 2007, UNLESS IT IS EXTENDED OR WITHDRAWN.
The Offer is being made solely by the Information Letter dated October 4, 2007, and is being made to all holders of Depository Receipts.
Important Notice to U.S. Investors
The Offer is being made for shares of a Dutch company that are not registered with the United States Securities and Exchange Commission (the “SEC”) and, accordingly, is not subject to the disclosure and other requirements of the United States applicable to offers for securities that are registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer is nevertheless being made in the United States in accordance with the U.S. tender offer rules, including the exemption in respect of securities of foreign issuers provided by Rule 14d-1 under the Exchange Act.
It may be difficult for U.S. holders of Depository Receipts to enforce their rights and any claim they may have under U.S. federal securities laws, since RFS Holdings and the Banks are located outside of the United States and some or all of their respective officers and directors may not be residents of the United States. U.S. holders of Depository Receipts may not be able to sue RFS Holdings or the Banks or their respective officers and directors outside the United States for violations of U.S. securities laws. It may be difficult for U.S. holders of Depository Receipts to compel RFS Holdings or the Banks and their affiliates to subject themselves to a U.S. court’s judgment.
October 4, 2007.